Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To:	Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 1, 2014 and as such votes were conducted by ballot, the number and percentage of votes cast for, against/withheld or abstentions from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which was mailed to shareholders prior to the Annual Meeting and is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 13 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory resolution on the Bank’s approach to executive compensation and AGAINST Shareholder Proposals 1 through 5.

1.	Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 13 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld
Robert M. Astley	266,033,749	99.29%	1,891,379	0.71%
Janice M. Babiak	265,690,744	99.17%	2,233,755	0.83%
Sophie Brochu	260,326,338	97.16%	7,597,536	2.84%
George A. Cope	258,873,435	96.62%	9,050,439	3.38%
William A. Downe	266,265,294	99.38%	1,657,214	0.62%
Christine A. Edwards	266,747,430	99.56%	1,174,893	0.44%
Ronald H. Farmer	265,892,493	99.24%	2,030,014	0.76%
Eric La Flèche	266,197,496	99.36%	1,724,412	0.64%
Bruce H. Mitchell	266,302,313	99.40%	1,615,484	0.60%
Philip S. Orsino	266,199,435	99.36%	1,718,456	0.64%
Martha C. Piper	266,085,342	99.32%	1,832,503	0.68%
J. Robert S. Prichard	264,794,328	98.83%	3,123,562	1.17%
Don M. Wilson III	266,613,428	99.51%	1,305,073	0.49%

2.	Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2014 fiscal year and the outcome was as follows:

Votes For		Votes Withheld
276,993,558	97.49%	7,131,966	2.51%

3.	Advisory Resolution on Executive Compensation

A ballot was conducted to vote on the advisory resolution on the Bank’s approach to executive compensation as outlined in the Management Proxy Circular and the outcome was as follows:

Votes For		Votes Against
250,528,007	93.51%	17,379,383	6.49%

4.	Shareholder Proposal No. 1

A ballot was conducted to vote on a shareholder proposal regarding ‘Phasing Out Stock Options as a Form of Compensation’ as follows:

Votes For		Votes Against		Abstentions
11,128,551	4.21%	253,287,864	95.79%	3,492,022

5.	Shareholder Proposal No. 2

A ballot was conducted to vote on a shareholder proposal regarding ‘Say on Pay on Executive Compensation: Addressing Dissatisfaction’ and the outcome was as follows:

Votes For		Votes Against		Abstentions
12,693,907	4.80%	251,583,337	95.20%	3,631,506

6.	Shareholder Proposal No. 3

A ballot was conducted to vote on a shareholder proposal regarding ‘Pension Plans and Transparency’ and the outcome was as follows:

Votes For		Votes Against		Abstentions
8,427,311	3.18%	256,211,534	96.82%	3,280,469

7.	Shareholder Proposal No. 4

A ballot was conducted to vote on a shareholder proposal regarding ‘Request for Proposals for Auditors’ and the outcome was as follows:

Votes For		Votes Against		Abstentions
9,571,059	3.62%	254,467,039	96.38%	3,889,570

8.	Shareholder Proposal No. 5

A ballot was conducted to vote on a shareholder proposal regarding ‘Pay its Fair Share of Taxes’ and the outcome was as follows:

Votes For		Votes Against		Abstentions
4,746,716	1.80%	259,424,540	98.20%	3,755,936

Dated this 1st day of April, 2014.

Bank of Montreal

By:	/s/ Barbara M. Muir

Barbara M. Muir
Corporate Secretary

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